UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 18, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Público TIM S.A. Publicly Held Company CNPJ/MF No. 02.421.421/0001-11 NIRE No. 33.300.324.631 MATERIAL FACT Information Regarding The Public Offer Addressed To Telecom Italia S.P.A. Shareholders TIM S.A. (“Company”, “TIM Brasil”), pursuant to CVM Resolution No. 44/2021, and following up on the notice to the market published on March 23, 2026, hereby informs its shareholders and the market in general that it has become aware of the announcements released by Poste Italiane S.p.A. (“Poste Italiane”) on September 15, 2026 regarding the voluntary public tender to acquire control and exchange offer launched for the ordinary shares (“Offer”) of Telecom Italia S.p.A (“TI”, “Telecom Italia”). According to the information disclosed by Poste Italiane, following the conclusion of the initial acceptance period of the Offer, the aggregate interest held by Poste Italiane in TI, including shares previously held and shares tendered to the offer, corresponds to approximately 66.627% of the share capital of Telecom Italia. The settlement of the consideration relating to shares tendered during the initial acceptance period occurred on September 18, 2026. As a result of such original control acquisition through a tender offer, Poste Italiane has become the controlling shareholder of TI and, consequently, the indirect controlling shareholder of TIM Brasil. Poste Italiane further disclosed that the acceptance period will be reopened from September 21 through September 25, 2026, in accordance with the applicable regulations. The Company will keep its shareholders and the market informed of any material developments related to this matter. Rio de Janeiro, September 18, 2026 TIM S.A. Vicente de Moraes Ferreira Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 18, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer